TEMBEC INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Mar. 31,	Sept. 30,
	2007	2006
		(Audited)

Assets
Current Assets:
Cash and cash equivalents	$ 33	$ 31
Accounts receivable	437	405
Inventories	595	483
Prepaid expenses	28	20

	1,093	939
Investments	32	32
Fixed assets	1,748	1,807
Other assets	138	169
Future income taxes	105	63

	$ 3,116	$ 3,010

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 3	$ 5
Operating bank loans	148	235
Accounts payable and accrued charges	412	407
Interest payable	19	19
Current portion of long-term debt (note 3)	20	21

	602	687
Long-term debt (note 3)	1,516	1,433
Other long-term liabilities and credits	164	150
Future income taxes	122	121
Minority interest	5	5
Redeemable preferred shares	26	26
Shareholders' equity:
Share capital (note 4)	840	840
Accumulated other comprehensive loss	(3)	(3)
Deficit	(156)	(249)

	681	588

	$ 3,116	$ 3,010

TEMBEC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and six months ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Six months
	2007	2006	2007	2006

Sales	$ 790	$ 818	$ 1,514	$ 1,607
Freight and sales deductions	90	97	174	191
Lumber duties and export taxes (note 5)	5	11	8	17
Cost of sales	641	668	1,232	1,351
Selling, general and administrative	37	38	70	76
Depreciation and amortization	46	56	94	112
Recovery of lumber duties (note 6)	-	-	(238)	-
Restructuring charge - mill closures (note 6)	-	176	29	176
Gain on land sales (note 6)	(4)	-	(12)	-

Operating earnings (loss) from continuing operations	(25)	(228)	157	(316)

Interest, foreign exchange and other (note 7)	36	10	24	31
Exchange loss (gain) on long-term debt	(13)	3	48	(3)

Earnings (loss) from continuing operations, before income taxes
and share in earnings of a related company	(48)	(241)	85	(344)

Income tax recovery (note 8)	(1)	(25)	(5)	(49)
Share in earnings of a related company	(2)	-	(3)	-

Net earnings (loss) from continuing operations	(45)	(216)	93	(295)
Earnings from discontinued operations (note 2)	-	48	-	52

Net earnings (loss)	$ (45)	$ (168)	$ 93	$ (243)

Basic and diluted earnings (loss) per share from
continuing operations (note 4)	$ (0.54)	$ (2.52)	$ 1.08	$ (3.44)
Basic and diluted earnings per share from
discontinued operations (note 4)	-	$ 0.56	-	$ 0.60
Basic and diluted earnings (loss) per share (note 4)	$ (0.54)	$ (1.96)	$ 1.08	$ (2.84)

TEMBEC INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters and six months ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Six months
	2007	2006	2007	2006

Retained earnings (deficit), beginning of period	$ (111)	$ (20)	$ (249)	$ 55
Net earnings (loss)	(45)	(168)	93	(243)

Deficit, end of period	$ (156)	$ (188)	$ (156)	$ (188)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters and six months ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Six months
	2007	2006	2007	2006

Net earnings (loss)	$ (45)	$ (168)	$ 93	$ (243)
Other comprehensive income (loss):
Exchange translation of foreign subsidiaries	-	-	-	-

Comprehensive income (loss)	$ (45)	$ (168)	$ 93	$ (243)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars)

	Quarters		Six months
	2007	2006	2007	2006

Cash flows from operating activities:
Net earnings (loss)	$ (45)	$ (168)	$ 93	$ (243)
Adjustments for:
Earnings from discontinued operations (note 2)	-	(48)	-	(52)
Depreciation and amortization	46	56	94	112
Unrealized foreign exchange and others (note 7)	4	(18)	6	(32)
Exchange loss (gain) on long-term debt	(13)	3	48	(3)
Proceeds on sale of derivative financial instruments	-	(1)	-	3
Future income taxes (note 8)	(1)	(26)	(43)	(52)
Utilization of investment tax credits	-	-	33	-
Restructuring charge - mill closures (note 6)	-	173	17	173
Gain on land sales and other	(4)	-	(12)	-
Other	(3)	2	(1)	5

	(16)	(27)	235	(89)
Changes in non-cash working capital:
Temporary investments	-	10	-	16
Accounts receivable	(43)	(6)	(19)	2
Inventories	(64)	(29)	(105)	(45)
Prepaid expenses	(5)	(2)	(8)	(6)
Accounts payable and accrued charges	10	(43)	(12)	(48)

	(102)	(70)	(144)	(81)

	(118)	(97)	91	(170)

Cash flows from investing activities:
Additions to fixed assets	(16)	(25)	(31)	(49)
Proceeds on land sales	2	-	11	-
Acquisition of investments, net of disposals	2	-	2	(7)
Other	(4)	-	(9)	(1)

	(16)	(25)	(27)	(57)
Cash flows from financing activities:
Change in operating bank loans	6	44	(87)	128
Increase in long-term debt	23	7	40	10
Repayment of long-term debt	(6)	(4)	(9)	(6)
Increase (decrease) in other long-term liabilities	2	1	(3)	2
Other	(2)	6	(1)	6

	23	54	(60)	140
Cash generated (used) by continuing operations	(111)	(68)	4	(87)
Cash generated by discontinued operations (note 2)	-	84	-	91

Foreign exchange loss on cash and cash equivalents
held in foreign currencies	-	-	-	-

Net increase (decrease) in cash and cash equivalents	(111)	16	4	4
Cash and cash equivalents, net of bank indebtedness,
beginning of period	141	(12)	26	-

Cash and cash equivalents, net of bank indebtedness, end of period	$ 30	$ 4	$ 30	$ 4

Supplemental information:
Interest paid	$ 44	$ 63	$ 65	$ 67
Income taxes paid	$ 2	$ 1	$ 2	$ 1

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars)

				March 31, 2007

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 174	$ 364	$ 209	$ 43	$ 790
Internal	39	18	-	2	59

	213	382	209	45	849

Earnings (loss) before the following	(22)	39	(2)	2	17

Depreciation and amortization	14	18	12	2	46

Other items (note 6)	(4)	-	-	-	(4)

Operating earnings (loss) from
continuing operations	(32)	21	(14)	-	(25)

Net fixed asset additions	3	10	2	1	16

March 25, 2006

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 234	$ 335	$ 202	$ 47	$ 818
Internal	54	21	-	1	76

	288	356	202	48	894

Earnings (loss) before the following	13	2	(12)	1	4

Depreciation and amortization	14	27	13	2	56

Other items (note 6)	-	169	7	-	176

Operating loss from continuing operations	(1)	(194)	(32)	(1)	(228)

Net fixed asset additions	8	15	2	-	25

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 31, 2007 and March 25, 2006
(unaudited) (in millions of dollars)

				March 31, 2007

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 344	$ 669	$ 416	$ 85	$ 1,514
Internal	73	40	-	3	116

	417	709	416	88	1,630

Earnings (loss) before the following	(37)	59	4	4	30

Depreciation and amortization	28	38	24	4	94

Other items (note 6)	(250)	29	-	-	(221)

Operating earnings (loss) from
continuing operations	185	(8)	(20)	-	157

Net fixed asset additions	6	19	5	1	31

March 25, 2006
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 468	$ 627	$ 418	$ 94	$ 1,607
Internal	96	42	-	4	142

	564	669	418	98	1,749

Earnings (loss) before the following	24	(30)	(24)	2	(28)

Depreciation and amortization	27	54	27	4	112

Other items (note 6)	-	169	7	-	176

Operating loss from continuing operations	(3)	(253)	(58)	(2)	(316)

Net fixed asset additions	17	28	4	-	49

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1. Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2006.

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $4 million ($7 million – September 2006), previously recorded in Other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1. Significant accounting policies (cont.)

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	Fair value

Held-for-trading	$ 33	$ 33
Loans and receivables	457	457
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	2,144	1,664

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee (“EIC”) EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

2. Discontinued operations

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”). The comparative financial results of the OSB operation have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows for the quarter and six months ended March 25, 2006:

	Quarter	Six months

Sales	$ 15	$ 38
Operating profit	1	7
Income taxes	17	19
Earnings from discontinued operations	48	52

Earnings per common share from discontinued operations	$ 0.56	$ 0.60

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.	Discontinued operations (cont.)

	Condensed cash flows from discontinued operations are as follows for the quarter and six months ended
	March 25, 2006:

			Quarter		Six months

	Cash flows from operating activities		$ 3		$ 10
	Cash flows from investing activities		81		81

	Cash flows generated by discontinued operations		$ 84		$ 91

3.	Long-term debt

				Mar. 31,	Sept. 30,
			Maturity	2007	2006

	Tembec Inc. - 6% unsecured notes		09/2009	$ 20	$ 24
	Tembec Industries - US$350 million 8.625% unsecured senior notes		06/2009	404	391
	Tembec Industries - US$500 million 8.5% unsecured senior notes		02/2011	578	559
	Tembec Industries - US$350 million 7.75% unsecured senior notes		03/2012	404	391
	Tembec SAS		12/2013	22	10
	Tembec Envirofinance SAS		06/2017	32	21
	Tembec Energie SAS		12/2014	11	-
	Proportionate share - Marathon (50%)		03/2006	8	10
	Proportionate share - Temlam (50%)		06/2015	40	40
	Other		Various	21	15

				1,540	1,461
	Less current portion			20	21
	Less unamortized financing costs			4	7

				$ 1,516	$ 1,433

4.	Share capital
	The following table provides the reconciliation between basic and diluted loss per share:

			Quarters	Six months
		2007	2006	2007	2006

	Net earnings (loss) from continuing operations	$ (45)	$ (216)	$ 93	$ (295)
	Net earnings (loss)	$ (45)	$ (168)	$ 93	$ (243)
	Weighted average number of common
	shares outstanding	85,616,232	85,616,232	85,616,232	85,616,232
	Dilutive effects:
	Employees stock options	217,285	91,933	175,713	45,461
	Weighted average number of diluted common
	shares outstanding	85,833,517	85,708,165	85,791,945	85,661,693
	Basic and diluted earnings (loss) per share
	from continuing operations	$ (0.54)	$ (2.52)	$ 1.08	$ (3.44)
	Basic and diluted earnings (loss) per share	$ (0.54)	$ (1.96)	$ 1.08	$ (2.84)

	The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the
	loss per share.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4. Share capital (cont.)

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. For the six-month period ending March 31, 2007, the Company had not granted any options (December 2005 – 634,741 stock options at $2.15; March 2006 – 439,800 stock options at $0.97) . The compensation expense recorded was not significant.

The fair value of options granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

March 25, 2006

Dividend Yield	0.0%
Volatility	37.6%
Risk-free interest rate	3.9%
Expected option lives (in years)	7.5

Weighted average fair value of options granted	$ 0.64

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2007		2006

		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of fiscal year	4,829,239	$ 7.35	4,129,253	$ 9.00
Options granted	-	-	634,741	2.15
Options expired	(102,202)	5.62	(43,900)	11.94

Balance, end of December	4,727,037	7.38	4,720,094	8.05

Options granted	-	-	439,800	0.97
Options expired	(62,269)	10.94	(140,686)	10.49

Balance, end of March	4,664,768	$ 7.34	5,019,208	$ 7.36

5.  Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (“SLA”) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce (“USDOC”) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6. Other items

2007

Recovery of lumber duties:
During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income. The total amount of $268 million represents substantially all of the monies the Company expects to receive as part of the settlement.

Restructuring charge – mill closure:
Also during the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

Gain on land sales:
The Company completed the sale of a number of land and other properties and recorded a net gain of $4 million in the March 2007 quarter and $8 million in the December 2006 quarter.

During the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

2006

Restructuring charges:
During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario pulp mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value.

As a result of the ongoing restructuring of the St. Francisville, Louisiana paper mill, the Company recorded an unusual charge of $7 million relating to additional severance and other related costs.

The following table provides an analysis of the other items by business segment:

2007
	Forest
	products	Pulp	Consolidated

Lumber duties	$ (238)	$ -	$ (238)
Pensions	-	17	17
Gain on sale of assets	(12)	-	(12)
Severance, other labour-related and idling costs	-	12	12

	$ (250)	$ 29	$ (221)

2006
	Paper	Pulp	Consolidated

Fixed assets write-down	$ 169	$ -	$ 169
Pensions	-	4	4
Severance, other labour-related and idling costs	-	3	3

	$ 169	$ 7	$ 176

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6. Other items (cont.)

The following table provides the reconciliation components of the mill closure provisions:

		Quarters		Six months
		2007	2006	2007	2006

	Opening balance	$ 14	$ 11	$ 9	$ 19
	Additions: Severance and other labour-related costs	-	3	10	3
	Idling and other costs	-	-	2	-
	Payments: Severance and other labour-related costs	(3)	(2)	(9)	(8)
	Idling and other costs	(1)	-	(2)	(2)

	Ending balance	$ 10	$ 12	$ 10	$ 12

7.	Interest, foreign exchange, and other

		Quarters		Six months
		2007	2006	2007	2006

	Interest on long-term debt	$ 30	$ 29	$ 60	$ 60
	Interest on short-term debt	2	5	5	7
	Interest income - lumber duties	-	-	(30)	-
	Interest income - other	(1)	-	(4)	(1)
	Investment income	-	(2)	-	(2)
	Interest capitalized on construction projects	-	(1)	-	(2)

		31	31	31	62
	Amortization of deferred financing costs	2	2	3	3
	Amortization of deferred gain on foreign exchange contract	-	(17)	-	(38)
	Derivative financial instruments loss (gain)	-	(3)	-	1
	Loss on consolidation of foreign integrated subsidiaries	2	-	3	2
	Other foreign exchange items	(1)	(3)	(16)	(1)
	Bank charges and other financing expenses	2	-	3	2

		5	(21)	(7)	(31)

		$ 36	$ 10	$ 24	$ 31

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.	Income Taxes

		Quarters		Six months
		2007	2006	2007	2006

	Earnings (loss) before income taxes and minority interest
	from continuing operations	$ (48)	$ (241)	$ 85	$ (344)

	Income taxes based on combined federal and provincial
	income tax rates of 33.3% (2006 - 33.3%)	(16)	(80)	28	(114)
	Decrease (increase) resulting from:
	Future income taxes adjustment due to rate enactments	-	-	-	4
	Change in valuation allowance	17	55	(36)	63
	Rate differential between jurisdictions	-	(3)	(3)	(5)
	Non taxable portion of exchange loss (gain)
	on long-term debt	(2)	-	6	(1)
	Other permanent differences	-	2	-	2
	Large corporations tax	-	1	-	2

		15	55	(33)	65

	Income taxes recovery	$ (1)	$ (25)	$ (5)	$ (49)

	Income taxes:
	Current	-	1	38	3
	Future	(1)	(26)	(43)	(52)

	Income taxes recovery	$ (1)	$ (25)	$ (5)	$ (49)

9.	Employee Future Benefits

	The following table presents the Company’s future benefit costs:

		Quarters		Six months
		2007	2006	2007	2006

	Defined benefit pension plans	$ 5	$ 10	$ 10	$ 19
	Other employee future benefit plans	2	4	3	6
	Defined contribution and other retirement plans	3	3	6	7

		10	17	19	32
	Portion included in Restructuring charge - mill closure (note 6)	-	-	17	-

		$ 10	$ 17	$ 36	$ 32

10. Comparative figures

        Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.